UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):[   ] Form 10-K [   ] Form 20-F [ X ] Form 10-Q
	    [   ] Form N-SAR

          For the Period Ended:                   March 31, 1996
          [   ] Transition Report on Form 10-K
          [   ] Transition Report on From 20-F
          [   ] Transition Report on Form 11-K
          [   ] Transition Report on Form 10-Q
          [   ] Transition Report on Form N-SAR
          For the Transition Period Ended:______________________

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VECTOR ENVIRONMENTAL TECHNOLOGIES, INC.

Full Name of Registrant


Former Name if Applicable

1335 GREG STREET, UNIT #104

Address of Principal Executive Office (Street and Number)

SPARKS, NV 89431

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

     	(a)  The reasons described in reasonable detail in
	          Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)  The subject annual report, semi-annual report,
           transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The Form 10-QSB for the period ended March 31, 1996 could not be in a timely manner because certain information from Vector's foreign subsidiaries was not received in time to complete the prepartion of the required disclosures.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dennis E. Welling	       (702)	       331-5524
(Name)          		    (Area Code)	   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(D) of the Securities Exchange Act of 1934 or Section 30
     of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s)
                                 				     [ X ] Yes    [   ] No

_________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 				     [   ] Yes    [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




VECTOR ENVIRONMENTAL TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  MAY 15, 1996    By:  /s/ Dennis E. Welling